UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                         Aquila Biopharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    03839F107
               --------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 pages

CUSIP NO. 03839F107
          ---------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         Marcus Schloss & Co., Inc.
         TP # 13-5676531
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)

                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

         New York
--------------------------------------------------------------------------------
                  5.   Sole Voting Power
  Number of                 570,253*
    Shares        -------------------------------------------------
Beneficially      6.   Shared Voting Power
  Owned by                  None
    Each          -------------------------------------------------
 Reporting        7.   Sole Dispositive Power
   Person                   570,253*
    With:         -------------------------------------------------
                  8.   Shared Dispositive Power
                            None
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person
                            570,253*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)
                                                                      [  ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                             8.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                             BD
--------------------------------------------------------------------------------



                               Page 2 of 13 pages

CUSIP NO. 03839F107
          ---------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         Douglas Schloss

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)

                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

         U.S.A.
--------------------------------------------------------------------------------
                  5.   Sole Voting Power
  Number of                 642,253*
    Shares        -------------------------------------------------
Beneficially      6.   Shared Voting Power
  Owned by                  None
    Each          -------------------------------------------------
 Reporting        7.   Sole Dispositive Power
   Person                   642,253*
    With:         -------------------------------------------------
                  8.   Shared Dispositive Power
                            None
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person
                            642,253*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)
                                                                      [  ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                             9.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                             IN
--------------------------------------------------------------------------------


                               Page 3 of 13 pages

CUSIP NO. 03839F107
          ---------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         Richard Perry Schloss

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)

                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

         U.S.A.
--------------------------------------------------------------------------------
                  5.   Sole Voting Power
  Number of                 642,253*
    Shares        -------------------------------------------------
Beneficially      6.   Shared Voting Power
  Owned by                  None
    Each          -------------------------------------------------
 Reporting        7.   Sole Dispositive Power
   Person                   642,253*
    With:         -------------------------------------------------
                  8.   Shared Dispositive Power
                            None
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person
                            642,253*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)
                                                                      [  ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                             9.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                             IN
--------------------------------------------------------------------------------


                               Page 4 of 13 pages

* Each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss & Co., Inc. ("Marcus Schloss") and thus each of Douglas Schloss, Richard P. Schloss and Marcus Schloss may be considered to have beneficial ownership of, and voting and dispositive power over, the 570,253 shares of Common Stock, par value $.01 per share ("Common Stock"), of Aquila Biopharmaceuticals, Inc. beneficially owned by Marcus Schloss. In addition, each of Douglas Schloss and Richard P. Schloss may be deemed to control two private investment funds (the "Funds") which, in the aggregate, beneficially own 72,000 shares of Common Stock. Accordingly, each of Douglas Schloss and Richard P. Schloss may be considered to have beneficial ownership of, and voting and dispositive power over, the aggregate of 642,253 shares of Common Stock beneficially owned by Marcus Schloss and the Funds.

     All information regarding Common Stock ownership in this Amendment No. 2 to
     Schedule 13G is provided as of December 31, 1998.




                               Page 5 of 13 pages

         The Statement on Schedule 13G, dated February 11, 1998, as amended by Amendment No. 1 thereto, dated May 8, 1998, of Marcus Schloss & Co., Inc., Douglas Schloss and Richard P. Schloss relating to shares of Common Stock, $.01 par value, of Aquila Biopharmaceuticals, Inc., a Delaware corporation, is hereby amended to insert the following information in response to the items indicated.

Item 1(a).  Name of Issuer
            --------------

            Aquila Biopharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices
            -----------------------------------------------

            175 Crossing Boulevard
            Framingham, Massachusetts 01702

Item 2(a).  Names of Persons Filing
            -----------------------

            Marcus Schloss & Co., Inc. ("Marcus Schloss"), Douglas Schloss and Richard P. Schloss. Each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss.

Item 2(b).  Address of Principal Business Office
            ------------------------------------
            One Whitehall Street
            New York, New York 10004

Item 2(c).  Citizenship
            -----------

            Marcus Schloss is a New York corporation. Douglas Schloss and Richard P. Schloss are United States citizens.

Item 2(d).  Title of Class of Securities
            ----------------------------

            Common Stock

Item 2(e).  CUSIP Number
            ------------

            03839F107

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
            ----------------------------------------------------------

            (a)  [X]* Broker or dealer registered under Section 15 of the
                      Act (15 U.S.C. 780);

            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act (15
                      U.S.C. 78c);


                               Page 6 of 13 pages

            (c)  [ ]  Insurance company as defined in Section 3(a)(19)of the
                      Act (15 U.S.C. 78c);

            (d)  [ ]  Investment company registered under Section 8 of the
                      Investment Company Act (15 U.S.C. 80a-8);

            (e)  [ ]  An investment adviser in accordance with ss.
                      240.13d-1(b)(l)(ii)(E);

            (f)  [ ]  An employee benefit plan or endowment fund in
                      accordance with ss. 240.13d- 1(b)(1)(ii)(F);

            (g)  [ ]  A parent holding company or control person in
                      accordance with ss. 240.13d- 1(b)(ii)(G);

            (h)  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)  [ ]  Group, in accordance with ss. 240.13d- 1(b)(1)(ii)(J).


------------------------

*    Marcus Schloss is a registered broker-dealer. Douglas Schloss and Richard
     P. Schloss are control persons of Marcus Schloss but are not eligible to file this Schedule 13G under Rule 13d-1(b)(ii)(G) as (i) they may be deemed to control the Funds (as defined in Item 4 below), (ii) the Funds in the aggregate beneficially own more than 1% of the outstanding Common Stock, and (iii) the Funds are not persons specified in Rule 13d- 1(b)(1)(ii)(A) through (I).


Item 4.     Ownership

            I. Marcus Schloss & Co., Inc.
               --------------------------

               (a) Amount Beneficially Owned: 570,253 shares

               (b) Percent of Class: 8.2%


                               Page 7 of 13 pages

               (c) Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 570,253

                  (ii) shared power to vote or to direct the vote:  None

                 (iii) sole power to dispose or to direct the disposition of:
                       570,253

                  (iv) shared power to dispose or to direct the disposition of:
                       None

           II. Douglas Schloss
               ---------------

               (a) Amount Beneficially Owned: 642,253 shares

               (b) Percent of Class: 9.2%

               (c) Number of shares as to which such person has:


                   (i) sole power to vote or to direct the vote: 642,253

                  (ii) shared power to vote or to direct the vote:  None

                 (iii) sole power to dispose or to direct the disposition of:
                       642,253

                  (iv) shared power to dispose or to direct the disposition of:
                       None

          III. Richard P. Schloss
               ------------------

               (a) Amount Beneficially Owned: 642,253 shares

               (b) Percent of Class: 9.2%

               (c) Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 642,253



                               Page 8 of 13 pages

                  (ii) shared power to vote or to direct the vote:  None

                 (iii) sole power to dispose or to direct the disposition of:
                       642,253

                  (iv) shared power to dispose or to direct the disposition of:
                       None

            Marcus Schloss beneficially owns 570,253 shares of Common Stock and has the sole power to vote and the sole power to dispose of all such shares. Each of Douglas Schloss and Richard P. Schloss may be deemed to control each of
(i) Marcus Schloss, and (ii) two private investment funds (the "Funds") which, in the aggregate, beneficially own 72,000 shares of Common Stock. Accordingly, each of Douglas Schloss and Richard P. Schloss may be considered to have beneficial ownership of the aggregate of 642,253 shares of Common Stock beneficially owned by Marcus Schloss and the Funds.

            Alison Schloss, the spouse of Douglas Schloss, is the trustee of two trusts which, in the aggregate, beneficially own 3,478 shares of Common Stock. The beneficiaries of such trusts are the children of Alison Schloss and Douglas Schloss. Douglas Schloss disclaims beneficial ownership of all such shares of Common Stock owned by such trusts.

Item 5.     Ownership of Five Percent or Less of a Class
            --------------------------------------------

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person
            ------------------------------------------------

            As described in the footnote to the cover pages and in response to
Item 4 above, each of Douglas Schloss and Richard P. Schloss may be deemed to control the Funds which, in the aggregate, beneficially own 72,000 shares of Common Stock. Each Fund is entitled to the full economic benefits of all shares of Common Stock owned by it.

Item 7.     Identification and Classification of the
            Subsidiary Which Acquired the Security Being
            Reported on by the Parent Holding Company
            --------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of Members of
            the Group
            -----------------------------------------------

            Not applicable.


                               Page 9 of 13 pages

Item 9.     Notice of Dissolution of Group
            ------------------------------

            Not applicable.

Item 10.    Certification
            -------------

            By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


DISCLAIMER
----------

            Each of Douglas Schloss and Richard P. Schloss hereby declares that the filing of this Amendment No. 2 to Schedule 13G shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein.




                               Page 10 of 13 pages

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1999


                                            MARCUS SCHLOSS & CO., INC.


                                            By: /s/ Douglas Schloss
                                               --------------------------------
                                               Douglas Schloss
                                               Chairman



                                               DOUGLAS SCHLOSS


                                               /s/ Douglas Schloss
                                               --------------------------------
                                               Douglas Schloss



                                               RICHARD P. SCHLOSS


                                               /s/ Richard P. Schloss
                                               --------------------------------
                                               Richard P. Schloss



                              Page 11 of 13 pages

                                  EXHIBIT INDEX


                                                                           Page
                                                                           ----

Exhibit A                     Joint Filing Agreement                        13
















































                               Page 12 of 13 pages